# 403(b)(7) Custodial Account Agreement

The purpose of this Agreement is to establish a custodial account authorized under Section 403(b)(7) of the Internal Revenue Code.

## ARTICLE I - DEFINITIONS

The following words and phrases when used in this Agreement with initial capital letters shall have the meanings set forth below unless the context indicates that other meanings are intended.

1.01 **Account** - Means the custodial Account established pursuant to this Agreement for the benefit of the Participant and, when the context so implies, refers to the assets, if any, then held by the Custodian hereunder.

1.02 **Agreement** - Means this 403(b)(7) Custodial Account Agreement.

1.03 **Application** - Means the completed 403(b)(7) custodial Account Application executed by the Participant and the Custodian.

1.04 **Beneficiary** - Means the person or persons designated by the Participant in accordance with Article 4.04 of this Agreement to receive any distributions from the Account upon the Participant's death.

1.05 **Code** - Means the Internal Revenue Code of 1986, as amended from time to time.

1.06 **Compensation** - Means the Compensation received from the Participant's Employer that is includible in income of the Employee as defined in Section 403(b)(3) of the Code. Compensation shall not exceed $200,000, as adjusted for increases in the cost-of-living in accordance with Section 401(a)(17)(B) of the Code.

1.07 **Custodian** - Means ______________ or any successor thereto which qualifies to serve as Custodian in the manner prescribed by Section 401(f)(2) of the Code.

1.08 **Designated Beneficiary** - Means the Beneficiary named as of the date of the Participant's death who remains a Beneficiary as of September 30 of the year following the year of the Participant's death.

1.09 **Employee** - Means any person who regularly performs services, or has performed services, for an Employer in exchange for Compensation. Notwithstanding the foregoing, neither a leased employee (as defined in Section 414(n)(6) of the Code) nor an independent contractor shall be considered an Employee.

1.10 **Employer** - Means an entity described in Section 501(c)(3) of the Code which is exempt from tax under Section 501(a) of the Code, an educational organization described in Section 170(b)(1)(A)(ii) of the Code or any other entity eligible under Section 403(b) of the Code to make contributions to custodial accounts.

1.11 **Participant** - Means any Employee who has entered into this Agreement with the Custodian.

## ARTICLE II - CONTRIBUTIONS

2.01 **Elective Deferrals and Catch-Up Contributions**

(a) Elective Deferrals are contributions made by the Employer to the Account on behalf of a Participant under a salary reduction agreement. Elective Deferrals shall include Catch-Up Contributions made to the Account pursuant to Section 414(v) of the Code and the applicable regulations and other guidance of general applicability issued thereunder as described in Article 2.01(b) of this Agreement. The Participant shall designate the amount or percentage of such Participant's Compensation that is to be deferred pursuant to the salary reduction agreement. Such amount or percentage shall be effective until otherwise modified in writing by the Participant. The Participant may amend or terminate his or her salary reduction agreement at such times as may be permitted by the Employer.

The Elective Deferrals made for the Participant shall be fully vested at all times and the Participant may take a distribution of the Elective Deferrals and earnings thereon at times specified in Article Four of this Agreement.

(b) Catch-Up Contributions are Elective Deferrals made for a calendar year by a Participant who has attained or will attain age 50 before the end of that calendar year which is in excess of a statutory or Employer-provided limit, consistent with Section 414(v) of the Code and the guidance thereunder. All Participants who are eligible to make Elective Deferrals under this Agreement shall be eligible to make Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Notwithstanding the foregoing, either the Employer or the Custodian may require a Participant who is eligible to make Catch-Up Contributions to designate the amount or percentage of such Participant's Compensation which is to be deferred as a Catch-Up Contribution. Such Catch-Up Contributions will not be taken into account for purposes of the provisions of the Agreement implementing the required limitations of Sections 402(g) and 415 of the Code. The Agreement shall not be treated as failing to satisfy the requirements of Sections 403(b) or 410(b) of the Code by reason of making such Catch-Up Contributions.

(c) If the Participant elects to receive a distribution pursuant to Article 4.02 of this Agreement, he or she shall cease making Elective Deferrals as described therein.

2.02 **Maximum Contribution Limits** - In no event shall the contributions to the Account for a tax year on behalf of the Participant exceed the maximum amount permitted under current law or regulation.

(a) The maximum contributions made during a tax year on behalf of the Participant, when aggregated with other contributions made through the Participant's Employer (or controlled group of Employers under Sections 414(b), (c), (m) or (o) of the Code), shall not exceed the limitations set forth in Section 403(b)(1) of the Code for that year.

(b) The maximum of all applicable elective deferrals (including Elective Deferrals made to this Account) made on the Participant's behalf during the Participant's tax year shall not exceed the limitations set forth in Section 402(g) of the Code.

(c) Notwithstanding any provision of this Agreement to the contrary, effective December 12, 1994, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Section 414(u) of the Code.

(d) Catch-Up Contributions under Section 414(v) of the Code will be subject to the maximum contribution limits of that section.

(e) The Participant is solely responsible for determining his or her maximum annual Elective Deferrals.

2.03 **Rollover to Custodial Account** - The Custodian may accept eligible rollover distributions to the Account from a qualified plan described in Section 401(a) or 403(a) of the Code (other than after-tax employee contributions unless the rollover is a direct rollover), an annuity contract or custodial account described in Section 403(b) of the Code (other than after-tax employee contributions unless the rollover is a direct rollover), or an eligible plan under Section 457(b) of the Code that is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state. The Custodian may accept a rollover contribution of the portion of a distribution from an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code that is eligible to be rolled over and would otherwise be includible in gross income.

The Custodian may also accept eligible rollover distributions made to the Participant as a surviving spouse, or as a spouse or former spouse who is the alternate payee under a qualified domestic relations order as defined in Section 414(p) of the Code.

No amount that is distributed on account of hardship will be an eligible rollover distribution, and the Participant may not elect to have any portion of such a distribution paid directly to the Account.

The Participant shall certify, in a manner acceptable to the Custodian, that such amounts are eligible rollover distributions. The Custodian shall not be responsible for determining whether any rollover is proper and reserves the right not to accept any rollovers.

2.04 **Transfer to Custodial Account** - The Participant may transfer (or arrange for the transfer of) assets from another annuity contract or custodial account described in Section 403(b) of the Code to this Account. The Participant shall certify, in a manner acceptable to the Custodian, that the transfer satisfies all current requirements for such a transaction. The Custodian shall not be responsible for determining whether any such transfer is proper and reserves the right not to accept any transfer.

2.05 **Employer Matching Contributions** – If the Employer establishes a 403(b) plan under which Employer contributions may be made to the Account, the Employer may make matching contributions on behalf of the Participant. The amount of the contribution shall be set forth in the 403(b) plan document governing such contributions. The amount of the contributions shall not exceed any applicable federal or state limitations on such Employer contributions, and shall be made in a nondiscriminatory manner as determined by applicable law and regulation.

## ARTICLE III - INVESTMENT OF CONTRIBUTIONS

3.01 **Shares of Regulated Investment Companies** - All contributions made by the Participant to his or her Account shall be invested by the Custodian pursuant to written instructions concerning investments delivered by the Participant to the Custodian prior to or at the time a contribution is made to the Account.

After the Participant's death, the Participant's Beneficiary(ies) shall have the right to direct the investment of the Participant's Account, subject to the same conditions that applied to the Participant during his or her lifetime under this Agreement (including, without limitation, Article 8.08 of this Agreement). The Custodian shall have no discretion to direct any investment in the Participant's Account. The Custodian assumes no responsibility for rendering investment advice with respect to the Participant's Account, nor will it offer any opinion or judgment to the Participant on matters concerning the value or suitability of any investment or proposed investment for the Participant's Account. In the absence of instructions from the Participant, or if instructions are not in a form acceptable to the Custodian, the Custodian shall have the right to hold any uninvested amounts in shares of a money market regulated investment company.

The Custodian shall, within a reasonable time following receipt of written instructions from the Participant, invest such contributions in full or fractional shares of certain regulated investment companies, as instructed by the Participant in accordance with the rules and procedures of the Custodian.

For purposes of this Agreement, "regulated investment companies" means any regulated investment company or companies within the meaning of Section 851(a) of the Code, or any series issued by such company which has an investment advisory agreement and/or a distribution agreement with the company.

3.02 **Participant Change of Investment** - Subject to rules and procedures adopted by the Custodian, the Participant may, at his or her election, direct the Custodian to redeem any or all regulated investment company shares held by the Custodian pursuant to this Agreement, and to reinvest the proceeds in such other regulated investment company shares as directed. Transactions of this character must conform with the provisions of the current prospectus for the regulated investment company shares subject to purchase.

3.03 **Dividends and Distributions** - Dividends and other distributions received by the Custodian on shares of any regulated investment company held in the Account shall be reinvested in additional shares of the regulated investment company from which the dividend or other distribution originates, unless the Participant directs the Custodian to act otherwise. Should a Participant have the choice of receiving a distribution of shares from a regulated investment company in additional shares, cash or other property, the Custodian shall, nonetheless, elect to receive such distribution in additional shares.

3.04 **Registered Owner, Voting Rights** - All regulated investment company shares acquired by the Custodian pursuant to this Agreement shall be registered in the name of the Custodian or its nominee. The Custodian shall deliver or cause to be executed and delivered to the Participant all notices, prospectuses, financial statements, proxies and related proxy information. The Custodian shall vote the shares in accordance with instructions from the Participant.

## ARTICLE IV - DISTRIBUTIONS

4.01 **Limitations on Distributions** - Subject to the limitations described in this Agreement, the Participant may request a distribution from the Account upon the occurrence of one of the following events:

(a) the Participant's attainment of age 59½;
(b) the Participant's disability within the meaning of Section 72(m)(7) of the Code;
(c) the Participant's death;
(d) the Participant's severance from employment; or
(e) the Participant's financial hardship, as described in Article 4.02 of the Agreement.

All requests for withdrawal shall be in writing on a form provided by or acceptable to the Custodian. The method of distribution must be specified in writing. The tax identification number of the Participant (or Beneficiary, if applicable) must be provided to the Custodian before it is obligated to make a distribution. Withdrawals shall be subject to all applicable tax and other laws and regulations, redemption and other investment related fees and withholding requirements.

Except where otherwise indicated in this Agreement, the Participant (or Beneficiary, if applicable) who is entitled to a distribution may request that the Custodian distribute the actual shares of the regulated investment company or companies held in the Account (a distribution "in-kind"). If the Participant (or Beneficiary, if applicable) does not request an in-kind distribution, the Custodian shall pay any distribution in cash.

Notwithstanding any other provision to the contrary, where a Participant is eligible to request a distribution, the Custodian shall make an immediate single sum cash distribution to the Participant (or Beneficiary, if applicable) if the value of the Account does not exceed $5,000. In determining value of the Account, rollover contributions shall be disregarded.

4.02 **Financial Hardship** – For purposes of this Agreement, "financial hardship" shall include a financial need incurred by the Participant due to illness, temporary disability, purchase of a home, education expenses of the Participant or any member of his or her immediate family or any other immediate and heavy financial need of the Participant; provided, however, no distribution on account of financial hardship shall exceed or otherwise not conform to the distribution requirements of Section 403(b)(7) of the Code. No distributions on account of financial hardship shall exceed the amount determined to be required to meet the immediate financial need created by the hardship which cannot be otherwise reasonably accommodated from other resources of the Participant. Any distribution made on account of the Participant's financial hardship shall be made to such Participant in a single sum payment in cash pursuant to written instructions in a form acceptable to the Custodian.

Hardship distributions may consist only of the amounts contributed pursuant to the Participant's salary reduction agreement, excluding the earnings on such contributions.

The determination of whether a financial hardship exists shall be made by the Participant and not the Custodian. A Participant who requests a distribution on account of financial hardship shall certify, in a manner acceptable to the Custodian, that a financial hardship exists.

If the Participant receives a hardship distribution, he or she will be prohibited from making any Elective Deferrals for a period of six months from the date of such distribution. If the Participant received a hardship distribution before January 1, 2002, he or she will be prohibited from making any Elective Deferrals until the later of (1) six months from the date of such distribution, or (2) the date the Agreement becomes effective.

4.03 **Required Minimum Distributions**

(a) The Participant must begin taking distributions from the Account no later than the Participant's required beginning date. The required beginning date for a Participant shall be, at the election of the Participant in a manner prescribed by the Employer, the first day of April of the calendar year following the calendar year in which the Participant either attains age 70½ or retires, whichever is later.

By that date, the Participant may elect, in a manner acceptable to the Custodian, to have the balance in the Account distributed in either a single sum or in payments over a period not longer than the life of the Participant or the joint lives of the Participant and his or her Designated Beneficiary.

(b) If the Participant dies before his or her entire interest is distributed to him or her, the remaining interest will be distributed as follows:

(i) If the Participant dies on or after the required beginning date and:

(A) the Designated Beneficiary is the Participant's surviving spouse, the remaining interest will be distributed over the surviving spouse's life expectancy as determined each year until such spouse's death, or over the period in paragraph (b)(i)(C) below if longer. Any interest remaining after the spouse's death will be distributed over such spouse's remaining life expectancy as determined in the year of the spouse's death and reduced by 1 for each subsequent year, or, if distributions are being made over the period in paragraph (b)(i)(C) below, over such period.

(B) the Designated Beneficiary is not the Participant's surviving spouse, the remaining interest will be distributed over the Beneficiary's remaining life expectancy as determined in the year following the death of the Participant and reduced by 1 for each subsequent year, or over the period in paragraph (b)(i)(C) below if longer.

(C) there is no Designated Beneficiary, the remaining interest will be distributed over the remaining life expectancy of the Participant as determined in the year of the Participant's death and reduced by 1 for each subsequent year.

(ii) If the Participant dies before the required beginning date, the remaining interest will be distributed in accordance with (A) below or, if elected or there is no Designated Beneficiary, in accordance with (B) below:

(A) the remaining interest will be distributed in accordance with paragraphs (i)(A) and (i)(B) above (but not over the period in paragraph (i)(C), even if longer), starting by the end of the calendar year following the year of the Participant's death. If, however, the Designated Beneficiary is the Participant's surviving spouse, then this distribution is not required to begin before the end of the calendar year in which the Participant would have reached age 70½. But, in such case, if the Participant's surviving spouse dies before distributions are required to begin, then the remaining interest will be distributed in accordance with (i)(B) above (but not over the period in paragraph (i)(C), even if longer), over such spouse's Designated Beneficiary's life expectancy, or in accordance with (B) below if there is no such Designated Beneficiary.

(B) the remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the Participant's death.

(c) The minimum amount that must be distributed each year, beginning with the year containing the Participant's required beginning date, is known as the "required minimum distribution" and is, except as otherwise provided in paragraph (f) of this Article 4.03, calculated as follows:

(i) the required minimum distribution under Article 4.03(a) for any year, is the Participant's Account value at the close of business on December 31 of the preceding year divided by the distribution period in the uniform lifetime table in Section 1.401(a)(9)-9 of the Income Tax Regulations. However, if the Participant's Designated Beneficiary is his or her surviving spouse, the required minimum distribution for a year shall not be more than the Participant's Account value at the close of business on December 31 of the preceding year divided by the number in the joint and last survivor table in Section 1.401(a)(9)-9 of the Income Tax Regulations. The required minimum distribution for a year under this paragraph (i) is determined using the Participant's (or, if applicable, the Participant and spouse's) attained age (or ages) in the year.

(ii) the required minimum distribution under Article 4.03(b) for a year, beginning with the year following the year of the Participant's death (or the year the Participant would have reached age 70½, if applicable

under Article 4.03(b)(ii)(A) of this Agreement) is the Account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in Section 1.401(a)(9)-9 of the Income Tax Regulations) of the individual specified in such paragraphs (b)(i) and (b)(ii)(A).

(iii) the required minimum distribution for the year the Participant reaches his or her required beginning date can be made as late as April 1 of the following year. The required minimum distribution for any other year must be made by the end of such year.

(d) If the Participant participates in two or more 403(b) arrangements, the Participant may satisfy the minimum distribution requirements described above by taking from one 403(b) arrangement the amount required to satisfy the requirement for another in accordance with the regulations under Section 403(b)(10) of the Code.

(e) Notwithstanding anything in this Agreement to the contrary, distributions described in this Article 4.03 shall conform to the minimum distribution requirements of Section 403(b)(10) of the Code and the regulations thereunder. To the extent the IRS permits use of the required minimum distribution rules provided in either the 1987 or the 2001 Proposed Regulations under Section 403(b) of the Code, those rules, as specifically described in such regulations, may continue to be applied for the calendar year beginning on January 1, 2002.

With respect to distributions made for calendar years beginning on or after January 1, 2003, the minimum distribution requirements of Section 403(b)(10) of the Code in accordance with the final and temporary regulations thereunder shall apply.

(f) If the value of the Account prior to 1987 is determinable, the pre-1987 amount need not be subject to a required minimum distribution until the calendar year the Participant attains age 75, or such later date as may be allowed by law or regulation.

(g) The Participant acknowledges that it is his or her sole responsibility to satisfy the required minimum distribution rules. The Participant agrees that the Custodian shall not be liable for any tax or penalty imposed upon the Participant if the Participant fails to receive any required minimum distribution from the Account.

(h) If the Participant fails to request his or her required minimum distribution by the required beginning date, the Custodian can, at its complete and sole discretion, do any one of the following:

- make no distribution until the Participant gives the Custodian a proper withdrawal request;
- distribute the Participant's entire Account to the Participant in a single sum payment; or
- determine the Participant's required minimum distribution from his or her Account each year, based on the Participant's life expectancy calculated using the Uniform Lifetime Table in Section 1.401(a)(9)-9 of the Income Tax Regulations, and pay those distributions to the Participant until directed otherwise.

4.04 **Designation of Beneficiary** - The Participant may designate one or more persons or entities as Beneficiary of his or her Account. This designation can only be made on a form provided by or acceptable to the Custodian, and it will only be effective when it is filed with the Custodian during the Participant's lifetime. Unless otherwise specified, each Beneficiary designation the Participant files with the Custodian will cancel all previous ones. The consent of a Beneficiary(ies) shall not be required for the Participant to revoke a Beneficiary designation. If the Participant has designated both primary and contingent Beneficiaries and no primary Beneficiary(ies) survives the Participant, the contingent Beneficiary(ies) shall acquire the designated share of the Participant's Account. If the Participant does not designate a Beneficiary, or if all of the Participant's primary and contingent Beneficiary(ies) predecease the Participant, the Participant's estate will be the Beneficiary.

The Custodian may allow, if permitted by state law, an original Beneficiary(ies) (the Beneficiary(ies) who is entitled to receive distribution(s) from an inherited Account at the time of the Participant's death) to name a successor Beneficiary(ies) for the inherited Account. This designation can only be made on a form provided by or acceptable to the Custodian, and it will only be effective when it is filed with the Custodian during the Participant's Beneficiary's(ies') lifetime. Unless otherwise specified, each Beneficiary designation form that the original Account Beneficiary(ies) files with the Custodian will cancel all previous ones. The consent of a successor Beneficiary(ies) shall not be required for the original Account Beneficiary(ies) to revoke a successor Beneficiary(ies) designation. If the original Account Beneficiary(ies) does not designate a successor Beneficiary(ies), his or her estate will be the successor Beneficiary. In no event shall the successor Beneficiary(ies) be able to extend the distribution period beyond that required for the original Account Beneficiary.

4.05 **Distribution of Excess Amounts** - If required or permitted by law or regulations, upon the request of the Participant, the Custodian may distribute any excess amount to the Participant. For purposes of this Section, an excess amount is the amount of any contribution made on behalf of the Participant for the Participant's tax year that exceeds the maximum amount allowable as a contribution for such tax year, as described in Article 2.02 of this Agreement.

4.06 **Eligible Rollover Distributions** - At the election of the Participant (or the surviving spouse Beneficiary of the Participant) the Custodian shall pay any eligible rollover distribution to an eligible retirement plan (an individual retirement plan described in Section 408 of the Code, qualified retirement plan under Section 401(a) or 403(a) of the Code, another annuity contract or account described in Section 403(b) of the Code, or an eligible plan under Section 457(b) of the Code maintained by a government employer) in a direct rollover for the Participant (or Beneficiary). The definition of eligible retirement plan will also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code. No amount that is distributed on account of hardship will be an eligible rollover distribution, and the distributee may not elect to have any portion of such a distribution paid directly to an eligible retirement plan.

The Participant (or surviving spouse Beneficiary or former spouse) who desires such a direct rollover must specify the individual retirement plan, qualified plan, 403(b) plan, or eligible plan under Section 457(b) of the Code to which the eligible rollover distribution is to be paid, and satisfy such other reasonable requirements as the Custodian may impose.

## ARTICLE V - ADMINISTRATION

5.01 **Duties of the Custodian** - The Custodian shall have the following obligations and responsibilities:

(a) to hold contributions received by it in the Account, invest such contributions pursuant to the Participant's instructions and distribute Account assets pursuant to this Agreement;

(b) to register any property held by it in its own name, or in nominal bearer form, that will pass delivery;

(c) to maintain records of all relevant information as may be necessary for the proper administration of the Account;

(d) to allocate earnings, if any, realized from such contributions and such other data information as may be necessary; and

(e) to file such returns, reports and other information with the Internal Revenue Service and other government agencies as may be required of the Custodian under applicable laws and regulations.

5.02 **Reports** - As soon as practicable after December 31st of each calendar year, and whenever required by regulations under the Code, the Custodian shall deliver to the Participant a written report of the Custodian's transactions relating to the Account during the period from the last previous accounting, and shall file such other reports as may be required under the Code.

5.03 **Custodian Not Responsible for Certain Actions** - The Custodian has no duty to take any action with respect to the Account except upon the written instruction of the Participant or the Participant's Beneficiary, if applicable. Further, the Custodian shall have no responsibility for determining the amount of or collecting contributions to the Account made pursuant to this Agreement; selecting the investments for the Account; determining the amount, character or timing of any distribution to the Participant under this Agreement; determining the Participant's maximum contribution amount; or maintaining or defending any legal action in connection with this Agreement, unless agreed upon by the Custodian and the Participant.

5.04 **Indemnification of Custodian** - The Participant acknowledges and agrees that nothing in this Agreement shall be construed as conferring fiduciary status upon the Custodian. The Custodian shall not be required to perform any additional services unless specifically agreed to under the terms and conditions of this Agreement, or as required under the Code and the regulations promulgated thereunder with respect to 403(b) plans. The Participant agrees to indemnify and hold the Custodian harmless for any and all claims, actions, proceedings, damages, judgments, liabilities, costs and expenses, including attorney's fees, arising from, or in connection with this Agreement.

5.05 **Custodian's Fees and Expenses** – The Custodian has the right to charge an annual service fee or other designated fees (e.g., a transfer or rollover fee) for maintaining the Participant's Account. In addition, the Custodian has the right to be reimbursed for all reasonable expenses, including legal expenses, it incurs in connection with the administration of the

Participant's Account. The Custodian may charge the Participant separately for any fees or expenses, or it may deduct the amount of the fees or expenses from the assets in the Participant's Account at its discretion. The Custodian reserves the right to charge any additional fee upon 30 days notice to the Participant that the fee will be effective.

Any brokerage commission attributable to the assets in the Participant's Account will be charged to his or her Account. The Participant cannot reimburse his or her Account for those commissions.

## ARTICLE VI - AMENDMENT AND TERMINATION

6.01 **Amendment of Agreement** - By completion and submission of an executed Application, the Participant delegates to the Custodian all authority to amend this Agreement by written notification from the Custodian to the Participant as to any term hereof, at any time (including retroactively) to the extent necessary to satisfy the requirements of Section 403(b)(7) of the Code (or related regulations). Any amendment the Custodian makes to comply with the Code and related regulations does not require the Participant's consent. The Custodian may also amend this Agreement to the extent necessary or appropriate to permit the efficient administration of the Account. The Participant will be deemed to have consented to such amendment unless, within 30 days from the date the Custodian mails the amendment, the Participant notifies the Custodian in writing that he or she does not consent. No amendment shall be made which may operate to disqualify the Account under Section 403(b)(7) of the Code.

6.02 **Termination by Participant** - The Participant reserves the right to terminate this Agreement by withdrawing all assets from the Account or by causing the transfer of all Account assets to another 403(b) arrangement.

6.03 **Resignation or Removal of Custodian** - The Custodian may resign as Custodian of any Participant's Account upon 30 days written notice to the Participant. The Participant may remove a Custodian upon 30 days prior written notice. Upon such resignation or removal, a successor Custodian shall be named. Upon designation of a successor Custodian, the Custodian shall transfer the assets held pursuant to the terms of this Agreement to the successor Custodian. The Custodian may retain a portion of the assets to the extent necessary to cover reasonable administrative fees and expenses.

Where the Custodian is serving as a nonbank custodian pursuant to Section 1.408-2(e) of the Income Tax Regulations, the Participant will appoint a successor Custodian upon notification by the Commissioner of Internal Revenue Service that such substitution is required because the Custodian has failed to comply with the requirements of Section 1.408-2(e) of the Income Tax Regulations or is not keeping such records or making such returns or rendering such statements as are required by forms or regulations.

6.04 **Successor Custodian** - If the Custodian changes its name, reorganizes, merges with another organization (or comes under the control of any federal or state agency), or if the Custodian (or any portion which includes the Participant's Account) is bought by another organization, that organization (or agency) shall automatically become the Custodian of your Account, but only if it is the type of organization authorized to serve as a Custodian of a 403(b) arrangement.

## ARTICLE VII - LOANS TO PARTICIPANTS

7.01 **General Rules** - The following rules shall apply with respect to loans to the Participant from his or her Account.

(a) Loans shall be authorized by the Participant in a written form acceptable to the Custodian.

(b) Loans shall be made available by the Employer to all Participants on a reasonably equivalent basis.

(c) Loans shall not be made available by the Employer to highly compensated employees (as defined in Section 414(q) of the Code) in an amount greater than the amount made available to other Employees.

(d) Loans must be adequately secured. Although it is the intention that loans to Participants shall be repaid, the collateral for each loan shall be the assignment of the Participant's right, title and interest in and up to 50 percent of the Participant's Account, and such other security as the Custodian may require.

(e) Each loan must bear interest at a reasonable rate. The interest rate shall be the prime rate plus one percent. For purposes of this paragraph (e), the prime rate shall be the prime rate published in the Wall Street Journal on the last business day immediately preceding the day the loan is made to the Participant.

(f) No Participant loan shall exceed the present value of the Participant's vested interest in his or her Account.

(g) In the event of a default, foreclosure on the note and attachment of security will not occur until a distributable event occurs under the Agreement.

(h) The Custodian shall not have any duty to determine whether a loan meets the requirements of Article 7.01 of the Agreement or any other requirements of the Code or related rules or regulations, and shall not be liable to the Participant or any Employer for any failure of the loan to meet such requirements. The Custodian shall have no duty to determine whether any loan is in default.

7.02 **Participant Loan Limit** - No loan to any Participant can be made to the extent that such loan, when added to the outstanding balance of all other loans to the Participant, would exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending on the day before the loan is made, over the outstanding balance of loans on the date the loan is made, or (b) one-half of the present value of the vested interest of the Participant in his or her Account. This limit shall apply in the aggregate to all Accounts or annuity contracts established under Section 403(b) of the Code by the Participant's Employer on behalf of the Participant.

7.03 **Repayment Term** - Any loan shall, by its terms, require that repayment (principal and interest) be amortized in level payments, not less frequently than quarterly, over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit which within a reasonable time will be used as the principal residence of the Participant.

## ARTICLE VIII - MISCELLANEOUS

8.01 **Applicable Law** - This Agreement is established with the intention that it qualify as a custodial account under Section 403(b)(7) of the Code, and that contributions to the same be treated accordingly. This Agreement is subject to all applicable federal and state laws and regulations. If it is necessary to apply any state law to interpret and administer this Agreement, the law of the Custodian's domicile shall govern.

If any provision of this Agreement shall for any reason be deemed invalid or unenforceable, the remaining provisions shall, nevertheless, continue in full force and effect, and shall not be invalidated. Neither the Participant's nor the Custodian's failure to enforce at any time or for any period of time any of the provisions of this Agreement shall be construed as a waiver of such provisions, or the Participant's right or the Custodian's right thereafter to enforce each and every such provision.

8.02 **Nonalienation** - Subject to Article 8.06 of the Agreement below, the assets of the Participant in his or her Account shall not be subject to alienation, assignment, trustee process, garnishment, attachment, execution or levy of any kind, nor shall such assets be subject to the claims of the Participant's creditors.

8.03 **Terms of Employment** - Neither the fact of the implementation of this Agreement nor the fact that an Employee has become a Participant, shall give to such Employee any right to continued employment; nor shall either fact limit the right of the Participant's Employer to discharge or to deal otherwise with an Employee without regard to the effect such treatment may have upon the Employee's rights as a Participant under this Agreement.

8.04 **Notices and Change of Address** - Any required notice regarding this Account will be considered effective when the Custodian sends it to the intended recipient at the last address which it has in its records. Any notice to be given to the Custodian will be considered effective when the Custodian actually receives it. The Participant or the intended recipient must notify the Custodian of any change of address.

8.05 **Restrictions on the Fund** - The assets in the Participant's Account shall not be responsible for the debts, contracts or torts of any person entitled to distributions under this Agreement.

8.06 **Matters Relating to Divorce** - Upon receipt of a domestic relations order, the Custodian may retain an independent third party to determine whether the order is a qualified domestic relations order pursuant to Section 414(p) of the Code.

8.07 **Coordination with Plan** - If the Agreement is used in conjunction with a 403(b) plan sponsored by the Participant's Employer and any terms of the 403(b) plan and the Agreement conflict, the terms of the 403(b) plan shall govern.

8.08 **Representations and Responsibilities** – The Participant represents and warrants to the Custodian that any information he or she has given or will give the Custodian with respect to this Agreement is complete and accurate. Further, the Participant agrees that any directions he or she gives the Custodian, or action the Participant takes will be proper under this Agreement, and that the Custodian is entitled to rely upon any such information or directions. If the Custodian fails to receive directions from the Participant regarding any transaction, or if the Custodian receives ambiguous directions regarding any transaction, or the Custodian, in good faith, believes that any transaction requested is in dispute, it reserves the right to take no action until further clarification acceptable to the Custodian is received from the Participant or the appropriate government or judicial authority. The Custodian shall not be responsible for losses of any kind that may result from the Participant's directions to the Custodian or the Participant's actions or failures to act, and the Participant agrees to reimburse the Custodian for any loss the Custodian may incur as a result of such directions, actions or failures to act. The Custodian shall not be responsible for any penalties, taxes, judgments or expenses the Participant incurs in connection with the Participant's Account. The Custodian has no duty to determine whether the Participant contributions or distributions comply with the Code, regulations, rulings or this Agreement. The Custodian may permit the Participant to appoint, through written notice acceptable to the Custodian, an authorized agent to act on his or her behalf with respect to this Agreement (e.g., attorney-in-fact, executor, administrator, investment manager); however, the Custodian has no duty to determine the validity of such appointment or any instrument appointing such authorized agent. The Custodian shall not be responsible for losses of any kind that may result from directions, actions or failures to act by the Participant's authorized agent, and the Participant agrees to reimburse the Custodian for any loss it may incur as a result of such directions, actions or failures to act by the Participant's authorized agent.

The Participant will have sixty (60) days after he or she receives any documents, statements or other information from the Custodian to notify the Custodian in writing of any errors or inaccuracies reflected in these documents, statements or other information. If the Participant does not notify the Custodian within 60 days, the documents, statements or other information shall be deemed correct and accurate, and the Custodian shall have no further liability or obligation for such documents, statements, other information or the transactions described therein.

To the extent written instructions or notices are required under this Agreement, the Custodian may accept or provide such information in any other form permitted by the Code or applicable regulations.

# 403(b) DESIGNATION OF BENEFICIARY

## GENERAL INFORMATION

Name of Participant ____________________

Address ____________________

City ____________ State ____________ Zip ____________

Home Telephone ____________ Social Security No. ____________ Date of Birth ____________

Account/Contract Number ____________________

Name of Employer ____________________

## DESIGNATION OF BENEFICIARY(IES)

The following individual(s) shall be my beneficiary(ies). *Please check primary or contingent for each individual beneficiary.*
**If neither is checked, the individual will be deemed to be a primary beneficiary.**

If any primary or contingent beneficiary dies before me, his or her interest and the interest of his or her heirs shall terminate completely, and the percentage share of any remaining beneficiary(ies) shall be increased on a pro rata basis. If no primary beneficiary(ies) survives me, the contingent beneficiary(ies) shall acquire the designated share of my 403(b).

Primary ☐ Contingent ☐
Name ____________ Social Security No. ____________
Address ____________ Date of Birth ____________ Share ______ %
____________ Relationship ____________

Primary ☐ Contingent ☐
Name ____________ Social Security No. ____________
Address ____________ Date of Birth ____________ Share ______ %
____________ Relationship ____________

Primary ☐ Contingent ☐
Name ____________ Social Security No. ____________
Address ____________ Date of Birth ____________ Share ______ %
____________ Relationship ____________

## SPOUSAL CONSENT

*This section should be reviewed if either the trust or the residence of the participant is located in a community or marital property state and the participant is married. Due to the important tax consequences of giving up one's community property interest, individuals signing this section should consult with a competent tax or legal advisor.*

**CURRENT MARITAL STATUS**

☐ **I Am Not Married** - I understand that if I become married in the future, I must complete a new 403(b) Designation Of Beneficiary form.

☐ **I Am Married** - I understand that if I choose to designate a primary beneficiary other than my spouse, my spouse must sign below.

I am the spouse of the above-named participant. I acknowledge that I have received a fair and reasonable disclosure of my spouse's property and financial obligations. Due to the important tax consequences of giving up my interest in this 403(b), I have been advised to see a tax professional.

I hereby give the participant any interest I have in the funds or property deposited in this 403(b) and consent to the beneficiary designation(s) indicated above. I assume full responsibility for any adverse consequences that may result. No tax or legal advice was given to me by the Trustee or Custodian.

SIGNATURE OF SPOUSE ____________________ DATE ____________

SIGNATURE OF WITNESS ____________________ DATE ____________

## SIGNATURES

The payor may rely fully on this designation and I agree to promptly notify the payor if there is any change in the status of any primary or contingent beneficiary.

PARTICIPANT SIGNATURE ____________________ DATE ____________

WITNESS SIGNATURE ____________________ DATE ____________

# 403(b) Enrollment/Investment Selection Form

## GENERAL INFORMATION

Employer Name ______________________

Employee Name ______________________

Home Address ______________________

City ______________________ State ______________ Zip ______________

Date of Birth ______________ Social Security # ______________ Date of Hire ______________

## SALARY REDUCTION AGREEMENT

I agree that my pay will be reduced by the amount or percentage I have indicated below, and that these dollars will be contributed to the 403(b) Plan. This agreement will continue to be effective while I am employed unless I change or terminate it. I acknowledge that I have read this entire agreement, understand it and agree to its terms.

**Deferral Election**

Select one of the following:

☐ I elect to defer ______ % of my compensation per pay period.

☐ I wish to change my deferral to ______ % of my compensation per pay period.

☐ I wish to continue to defer the percentage of my compensation per pay period that I am currently deferring.

**Pre-tax/Roth Designation**

I understand that I may designate all or a portion of my elective deferrals, including catch-up contributions, as either pre-tax or Roth elective deferrals by completing one of the following.

☐ I elect to designate 100% of my elective deferrals as pre-tax elective deferrals.

☐ I elect to designate 100% of my elective deferrals as Roth elective deferrals.

☐ I elect to designate ________% of my elective deferrals as pre-tax elective deferrals and ________% of my elective deferrals as Roth elective deferrals.
*(Your percentages, when added together, must equal 100% to avoid delays in processing your elections.)*

☐ I do not wish to make Elective Deferrals at this time.

Date effective ______________________

**NOTE:** *If you are eligible to defer, your Plan permits Catch-Up Contributions and you attain (or are deemed to have attained) age 50 before the close of the Plan Year you may make Catch-Up Contributions under the Plan. In addition, certain limits as required by law must be met prior to being eligible to make Catch-Up Contributions. Your election above will pertain to deferrals which may include Catch-Up Contributions. See your Plan Administrator for the Catch-Up Contribution limit for the year and additional information.*

## INVESTMENT PROVIDER

**Forward my contributions to: (Complete if applicable)**

Name of Investment Provider ______________________

Contract/Account Number ______________________

Address ______________________

______________________

## INVESTMENT SELECTION

I elect to have my contributions under the 403(b) Plan invested in the following manner.

______________________ %

______________________ %

______________________ %

(Should Total 100%)

## SIGNATURES

*IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT* - To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial organizations to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, you are required to provide your name, residential address, date of birth, and identification number. We may require other information that will allow us to identify you.

______________________ Signature of Employee

______________________ Authorized Signature

______________________ Date

______________________ Date

# 403(b) Application For Distribution

*Please read the important information and instructions on the reverse side of this form.*

**GENERAL INFORMATION**

NAME OF PLAN ______

NAME OF EMPLOYER ______

ADDRESS ______

CITY ______ STATE ______ ZIP ______

NAME OF PARTICIPANT ______ DATE OF BIRTH ______

VESTED % ______ HOURS WORKED DURING PLAN YEAR ______ ACCOUNT # ______

*Complete the following section for the individual requesting the payout.*

NAME ______ DATE OF BIRTH ______

HOME ADDRESS ______

CITY ______ STATE ______ ZIP ______

SOCIAL SECURITY NUMBER ______ TELEPHONE # ______

**DISTRIBUTION REASON**

☐ Disability ☐ Death ☐ Severance from Employment ☐ Attainment of Age 59½ ☐ Hardship ☐ Other

Date of Event ______

**METHOD OF PAYMENT**

☐ Single Sum Cash Payment - Amount $ ______

☐ Installment Payments, *In the following manner:* ______

☐ Required Minimum Distribution - Amount $ ______ For Tax Year ______

Is your spouse more than 10 years younger than you, and is he or she your sole beneficiary for the entire calendar year?

☐ Yes ☐ No

If yes, the joint life expectancy of you and your spouse, recalculated, will be used. If no, the Uniform Lifetime Table will be used to calculate the Required Minimum Distribution.

☐ Direct Rollover of Eligible Rollover Distribution to: *(Check one)* ☐ IRA ☐ 403(a) Plan ☐ 457(b) Plan

*(See the instructions on the reverse side.)* ☐ Qualified Plan ☐ 403(b) Plan

Specify new plan or complete and attach the *Direct Rollover Request form* ______

☐ Other: ______

Specify investment(s) to be liquidated (or *other special instructions*): ______

**ACCOUNT DISTRIBUTED**

☐ Employee Deferrals: ☐ Entire Account ☐ $ ______

☐ Matching Contributions: ☐ Entire Account ☐ $ ______

☐ Employer Contributions: ☐ Entire Account ☐ $ ______

☐ Other ______ ☐ Entire Account ☐ $ ______

**WITHHOLDING ELECTION**
Form W-4P OMB #1545-0415

*This Withholding Election section only applies (for Federal withholding purposes) to distributions that are not eligible rollover distributions. See the Withholding Notice and Instructions on the reverse side. If the boxes below are checked, Federal and State (if applicable) income tax will not be withheld from your distribution.*

☐ Do not withhold Federal Income Tax ☐ Do not withhold State Income Tax

**SIGNATURES**

I have read and understand the "Distribution Notice" provided to me by the plan administrator. I hereby request payment from the 403(b) plan designated above in the manner indicated. **In addition, if I am eligible to waive the notice requirements under Section 205(c) of the Employee Retirement Income Security Act, I hereby waive the 30 day notice period.**

I certify that all information provided by me is true and accurate, and I agree to submit additional information if requested by the plan administrator (Employer), Payor, or any Plan fiduciary. No tax advice has been given to me by either the Employer or Payor. All decisions regarding this distribution are my own. I expressly assume the responsibility for any adverse consequences which may arise from this payout and I agree that the Employer and Payor shall in no way be responsible for those consequences.

PARTICIPANT OR BENEFICIARY SIGNATURE ______ DATE ______

AUTHORIZED PLAN ADMINISTRATOR/EMPLOYER/PAYOR ______ DATE ______

# IMPORTANT INFORMATION AND INSTRUCTIONS

## INSTRUCTIONS FOR DIRECT ROLLOVER OF ELIGIBLE ROLLOVER DISTRIBUTIONS

There are two ways you may be able to receive a 403(b) Plan payment that is eligible for rollover: (1) certain payments can be made directly to a Traditional IRA or, if you choose, another 403(b) plan, qualified retirement plan (QRP), 403(a) plan or eligible 457(b) plan that will accept it (direct rollover), or (2) the payment can be paid to you. If you choose to have your Plan benefit paid to you, you will receive only 80% of the payment, because the Payor is required to withhold 20% of the payment and send it to the IRS as income tax withholding to be credited against your taxes. You cannot waive that withholding.

**Eligible rollover distributions** are all distributions from the Plan *except* the following:

- required minimum distributions;
- certain distributions that are part of a series of equal (or almost equal) periodic payments that will last for your lifetime (or joint lives of you and your beneficiary) or for a specified period of 10 years or more;
- distributions to nonspouse beneficiaries of deceased participants; and
- distributions due to hardship.

The Payor has given or will give you a notice which describes your options in greater detail.

If you want the Payor to make a **direct rollover** of your 403(b) Plan payment to a Traditional IRA, another 403(b) plan, QRP, 403(a) plan or eligible 457(b) plan, you must provide certain information about that Traditional IRA or plan. The Payor will specify that information. The Payor may ask you to complete and attach a *Direct Rollover Request* or similar form.

NOTE: Your Plan payment cannot be rolled over to a Roth IRA, a SIMPLE IRA, or a Coverdell Education Savings Account because these are not Traditional IRAs.

## WITHHOLDING NOTICE AND INSTRUCTIONS

SUBSTITUTE FORM W-4P OMB #1545-0415

GENERAL
Distributions from your 403(b) plan are subject to Federal (and in some cases, State) income tax withholding. For some distributions, you can elect not to have withholding apply. However, you **cannot waive withholding on any eligible rollover distribution that is paid to you.** See the information above for the definition of eligible rollover distribution and a description of the mandatory 20% withholding.

DISTRIBUTIONS THAT ARE NOT ELIGIBLE ROLLOVER DISTRIBUTIONS

**Election of No Withholding**

If your distribution is not an eligible rollover distribution (see the definition of eligible rollover distribution above) you may elect not to have withholding apply. Check the withholding box (or boxes) if you do not want any Federal (or State, if applicable) income tax withheld from your distribution. Even if you do not have income tax withheld, you are liable for payments of income tax on the taxable portion of your distribution. You may also be subject to tax penalties under the estimated tax payment rules if your payments of estimated tax and withholding, if any, are not adequate.

The election to not have withholding apply does not apply to any periodic or nonperiodic distributions that are delivered outside the U.S. or its possessions to a U.S. citizen or resident alien. If you are a non-resident alien, do not complete this section. Your distributions are generally subject to a tax-withholding rate of 30 percent. A reduced withholding rate, including exemption, may apply if there is a tax treaty between your country of residence and the United States, and you submit Form W-8BEN, *Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding*, or satisfy the documentation requirements as provided under the regulations.

**Periodic Distributions**

For purposes of the withholding rules on distributions that are not eligible rollover distributions, a periodic distribution is one that is includible in your income for tax purposes and that you receive in installments at regular intervals (e.g., annually, quarterly, monthly, etc.) over a period of time (generally, at least one year).

Periodic distributions are treated as wages for purposes of withholding. If you do not waive withholding on your periodic distributions, Federal income tax will be withheld from each payment as if you were a married individual claiming three withholding allowances. However, you can change the amount of the withholding by filling in the blanks below:

Number of allowances on which withholding is to be computed.________________

Marital Status: ☐ Single ☐ Married ☐ Married, but withhold at higher "Single" rate

Additional dollar amount to be withheld from each payment. $________________

**Nonperiodic Distributions**

If you do not waive withholding on any nonperiodic distribution that is not an eligible rollover distribution, Federal income tax will be withheld at the rate of 10%, unless you specify a greater rate here:

Rate ________ % (not less than 10%)

CAUTION: Remember that there are penalties for not paying enough tax during the year, either through withholding or estimated tax payments. New retirees, especially, should see Publication 505. It explains the estimated tax requirements and penalties in detail. You may be able to avoid quarterly estimated tax payments by having enough tax withheld from your pension or annuity using Form W-4P.

# 403(b) TRANSFER REQUEST FORM

## PARTICIPANT INFORMATION

Name ______________________________

Home Address ______________________________

City ______________ State ______________ Zip ______________

Home Telephone ______________ Social Security No. ______________ Date of Birth ______________

Employer ______________________________

## CURRENT CUSTODIAN/ISSUER

Name ______________________________

Address ______________________________

City ______________ State ______________ Zip ______________

Phone ______________ Account/Contract Number ______________ Vested % ______________

## METHOD OF PAYMENT

Transfer the indicated amounts to:

Name ______________________________

Address ______________________________

with whom I have established a 403(b).

## AMOUNT TRANSFERRED

☐ Employee Deferrals Only: ☐ Entire Amount or ☐ $ ______________

☐ Employee Contributions Only: ☐ Entire Amount or ☐ $ ______________

☐ All funds in the account/contract, or ☐ $ ______________

## SIGNATURES

I acknowledge that neither Federal Income Tax nor State Income Tax withholding elections apply to Revenue Ruling 90-24 transfers.

I agree to submit additional information if requested to effectuate this transfer.

PARTICIPANT ______________________________ DATE ______________

NOTARY PUBLIC/SIGNATURE GUARANTEE ______________________________ DATE ______________

## ACCEPTANCE BY NEW CUSTODIAN/ISSUER

Our organization agrees to serve as Custodian/Issuer for the account/contract of the above named Participant and we agree to accept the assets being transferred.

AUTHORIZED SIGNATURE FOR
CUSTODIAN/ISSUER ______________________________ DATE ______________

# 403(b) DEFERRAL LIMIT WORKSHEET

There are two separate but interrelated limits placed on the maximum annual deferral an employee may make to a 403(b) salary deferral plan. The maximum deferral allowed is the lesser of these two limits: the IRC Sec. 402(g) limit or the IRC Sec. 415(c) limit. To determine your maximum deferral limit, follow these four steps. Refer to the explanation below for each step to determine the appropriate figure to enter.

| | | | |
|---|---|---|---|
| **Step 1.** | **Determine your IRC Sec. 402(g) limit.** | $____________ | **Line (A)** |
| **Step 2.** | **Determine your IRC Sec. 415(c) limit.** | $____________ | **Line (B)** |
| | **Enter the lesser of Line A or B.** | $____________ | **Line (C)** |
| **Step 3.** | **Enter your Catch-Up Contribution if any.** ***(For individuals age 50 or over only.)*** | $____________ | **Line (D)** |
| **Step 4.** | **Add Line D to Line C. This is your maximum deferral limit for the current year.** | $____________ | |

## STEP 1. IRC SEC. 402(g) LIMIT

Part 1.

IRC Sec. 402(g) limits the total annual elective deferrals you may make per taxable year to no more than the Applicable Dollar Amount (ADA) from the table below. The ADA limit is the aggregate amount of any 403(b), 401(k), SAR-SEP, or SIMPLE plan elective deferral amounts, even if by different employers.

| Year | ADA |
|---|---|
| 2006 | $15,000 |
| 2007 | $15,000 |

Enter the applicable ADA from the table above in Part 3, Line 1, below.

Part 2.

The Increase for Long Service (IFLS) provision is for employees with at least 15 years of service with a qualified organization. This provision allows the employee to *temporarily increase* the ADA limit by the amount determined under the IFLS. The term qualified organization means an educational organization, certain hospitals, home health agencies, health and welfare agencies, churches, or convention or association of churches.

The IFLS provision is the lesser of

1. $3,000,
2. $15,000 - prior year IFLS increases – $_______, or
3. ($5,000 x _______ years of service with qualified organization) - $ (All prior year elective deferrals) = $_______.

Enter the lesser of 1, 2, or 3 above in Part 3, Line 2, below.

Part 3.

Line 1. Enter the ADA from Part 1. ________________

Line 2. Enter the IFLS from Part 2, if applicable. ________________

Add Line 2 to Line 1.
Enter this figure on **Line A, above***. ________________

***If you participate in another employer's salary deferral plan (other than an eligible 457 plan), subtract any deferrals you intend to make in the same calendar year, from the total before entering the figure on Line A, above.**

## STEP 2. IRC SEC. 415(c) LIMIT

IRC Sec. 415(c) limits your total employer and employee contributions to the lesser of 100 percent of compensation or $40,000 (indexed for cost-of-living increases) for a given year. The formula below calculates your IRC Sec. 415(c) limit. The maximum amount that you may defer will equal the lesser of Line 1 or Line 2 below, less any known employer contributions, for example, an employer matching or other discretionary contribution made to the same 403(b) plan for the current year.

The IRC Sec. 415(c) limit is the lesser of

| **Year | Dollar Amount |
|---|---|
| 2006 | $44,000 |
| 2007 | $45,000 |

Line 1. 100% x $__________ (Annual Compensation) = $__________, or

Line 2. $ __________** - $__________ (Employer Contributions) = $__________.

Enter the lesser of Line 1 or 2. $__________

Enter this figure on **Page 1, Line B.**

## STEP 3. CATCH-UP CONTRIBUTION

If you have attained or will attain age 50 before the close of the plan year, you may increase your elective deferral by the amount from the table below. **If eligible, enter the appropriate figure on Page 1, Line D.**

| Year | Dollar Amount |
|---|---|
| 2006 | $5,000 |
| 2007 | $5,000 |

# 403(b) DISTRIBUTION NOTICE

*Important Information About Your 403(b) Distribution*

**INTRODUCTION**

As a participant in your employer's 403(b) plan, you have accumulated a vested account balance. You may receive your vested account balance only if you incur a triggering event. You may incur a triggering event if:

- you quit working for the employer,
- you become disabled,
- you incur a hardship (only applicable to certain plans), or
- you attain age 59½.

However, you must refer to your Summary Plan Description to identify the specific triggering events which apply under your plan.

**NOTE:** Generally, payments from your employer's 403(b) plan must be delayed for a minimum of 30 days after you receive this notice, to allow you time to consider your distribution options. Although you are entitled to consider your distribution options for a period of 30 days, you may waive this 30 day notice requirement.

The law dictates the optional forms that your payments may take. The law also specifies how the different types of payments will be taxed. This notice summarizes your distribution options and illustrates the financial effect and the tax consequences of each distribution option.

Section One of this notice describes the plan payment options available to you. Section Two describes your beneficiary(ies) payment options. Section Three contains a special tax notice, required by the IRS, that explains the tax treatment of your plan payment and describes the direct rollover option for eligible rollover distributions. Section Four, if applicable, describes the plan payment options available to you and your beneficiaries for the portion of your plan that represents Roth elective deferrals and the attributable earnings, in addition to explaining the tax treatment of these distributions and rollover options.

**NOTE:** The payment amounts indicated in this notice are only examples. You may obtain financial projections based upon your account balance by submitting a request, in writing, to the plan administrator.

## SECTION ONE — PAYMENT OPTIONS FOR PLAN PARTICIPANTS

**IMPORTANT NOTICE TO PARTICIPANT**

***Read the following message before reviewing your options.***

*Of the three options listed below, some may not be available to you and you must refer to your Summary Plan Description to identify the specific payment options which apply under your plan.*

**DISTRIBUTION OPTIONS**

If your vested account balance does not exceed the plan's cashout level at the time of distribution, the plan administrator generally may pay your distribution to you in a single cash payment, regardless of whether you consent to the distribution. A distribution made without your consent is called a cashout distribution. If your plan allows for cashout distributions of amounts less than $5,000, a cashout distribution of an amount greater than $1,000 that is an eligible rollover distribution must be directly rolled over by the plan administrator to an individual retirement account chosen by the plan administrator. You may subsequently transfer the IRA to another IRA provider, once the IRA has been established. However, if your vested account balance exceeds the plan's cashout level, you must consent to the form of payment, and, therefore may, if you wish, postpone commencement of distributions from your account balance. Refer to your Summary Plan Description to determine your plan's cashout level.

**OPTION I — LUMP SUM PAYMENT**
You may request a lump sum payment.

**A. LUMP SUM PAYMENT DEFINED**
A lump sum payment is the payment of your entire vested account balance.

**B. FINANCIAL EFFECT AND TAX CONSEQUENCES OF A LUMP SUM PAYMENT**
Generally a lump sum payment is included in your income and taxed in the year of the distribution. Most lump sum payments are eligible rollover distributions and would therefore be subject to the 20% withholding rules unless directly rolled over to another plan or Traditional IRA. See Section Three, "Special Tax Notice Regarding 403(b) Plan Payments" for more information.

**OPTION II — INSTALLMENT PAYMENTS**
You may elect to receive your vested account balance in installment payments. Installment payments for a period of less than 10 years are generally eligible rollover distributions and would therefore be subject to the 20% withholding rules unless directly rolled over to another plan or Traditional IRA. See Section Three "Special Tax Notice Regarding 403(b) Plan Payments" for more information.

**A. INSTALLMENT PAYMENTS DEFINED**
Installment payments are payments distributed to you in any amount you choose at intervals that you determine within limits set by the trustee or custodian. For example, the payments could be paid to you annually, semi-annually, quarterly, or monthly. The payment schedule you choose cannot be longer than your single life expectancy or, if you have a beneficiary named, the joint life expectancy of you and your beneficiary.

**B. Financial Effect and Tax Consequences of Installment Payments**
Generally each installment payment will be included in your income in the year in which you receive it. For example, a participant who elects to receive $500 per month will include $6,000 ($500 x 12 months) in income each tax year.

**OPTION III — ANNUITY CONTRACT**
You may purchase an annuity contract with your vested account balance. This distribution option allows you to choose the type of annuity contract you wish to purchase.

**A. ANNUITY CONTRACT DEFINED**
You may use your vested account balance to purchase a term certain annuity, a single life annuity or any other form of annuity. A term certain annuity would distribute dollars to you and your beneficiary for a specified number of years. A single life annuity would distribute dollars to you for your lifetime and would cease distributions after your death.

**B. FINANCIAL EFFECT AND TAX CONSEQUENCES OF THE ANNUITY**
If you elect to use your vested account balance to purchase a single life annuity, you will receive payments as long as you are alive. The annuity will be provided by purchasing an annuity contract from an insurance company with your account balance under the plan. For example, a participant who is age 65 with a $10,000 vested account balance will receive $76.60 per month while he or she is alive.

Generally, each payment is included in income in the year it is received. This example is an estimate and should not be viewed as an assurance that an insurer is able to provide the specific amount disclosed.

## SECTION TWO — PAYMENT OPTIONS FOR BENEFICIARIES OF DECEASED 403(b) PLAN PARTICIPANTS

**IMPORTANT NOTICE TO BENEFICIARY**

*If you are the designated beneficiary of a deceased participant's vested account balance, you are eligible to receive a distribution. The form of the benefit depends on several factors including the type of plan and the amount in the participant's account.*

If the participant's vested account balance was $5,000 or less at the time of distribution, the plan administrator is required to pay your distribution to you in a single cash payment. If the participant's vested account balance exceeded $5,000, you must consent to the form of payment.

You may select either Option I, II, or III listed in Section One above. However, if you select the installment payment method described in Option II, the payment schedule you choose cannot be longer than your life expectancy.

## SECTION THREE — SPECIAL TAX NOTICE REGARDING 403(b) PLAN PAYMENTS

**SUMMARY**

*This notice explains how you can continue to defer federal income tax on your retirement savings and contains important information you will need before you decide how to receive your plan benefit.*

This notice is provided to you by your plan administrator because all or part of the payment that you will soon receive from your 403(b) plan may be eligible for rollover by you or your plan administrator to a Traditional IRA, the payment that you will soon receive from the plan may be eligible for rollover by you or your plan administrator to a Traditional IRA or an eligible employer plan. A rollover is a payment by you or the plan administrator of all or part of your benefit to another plan or IRA that allows you to continue to postpone taxation of that benefit until it is paid to you. Your payment cannot be rolled over to a Roth IRA, a SIMPLE IRA, or a Coverdell Education Savings Account. An "eligible employer plan" includes a plan qualified under Section 401(a) of the Internal Revenue Code, including a 401(k) plan, profit sharing plan, defined benefit plan, stock bonus plan, and money purchase plan; an annuity plan described under Section 403(a) of the Code; a tax-sheltered annuity described under Section 403(b) of the Code; and a deferred compensation plan, described under Section 457(b) of the Code, maintained by a governmental employer (governmental 457(b) plan).

An eligible employer plan is not legally required to accept a rollover. Before you decide to roll over your payment to another employer plan, you should find out whether the plan accepts rollovers and, if so, the types of distributions it accepts as a rollover. You should also find out about any documents that are required to be completed before the receiving plan will accept a rollover. Even if a plan accepts rollovers, it might not accept rollovers of certain types of distributions, such as after-tax amounts. If this is the case, and your distribution includes after-tax amounts, you may wish instead to roll your distribution over to a Traditional IRA or split your rollover amount between the employer plan in which you will participate and a Traditional IRA. If an employer plan accepts your rollover, the plan may restrict subsequent distributions of the rollover amount or may require your spouse's consent for any subsequent distribution. A subsequent distribution from the plan that accepts your rollover may also be subject to different tax treatment than distributions from this plan. Check with the administrator of the plan that is to receive your rollover prior to making the rollover.

If you have additional questions after reading this notice, you may contact your plan administrator.

There are two ways you may be able to receive a plan payment that is eligible for rollover: (1) certain payments can be made directly to a Traditional IRA that you establish or to an eligible employer plan that will accept it and hold it for your benefit ("direct rollover"), or (2) the payment can be paid to you.

If you choose a direct rollover, the following will result:

- Your payment will not be taxed in the current year and no income tax will be withheld.
- You choose whether your payment will be made directly to your Traditional IRA or to an eligible employer plan that accepts your rollover. Your plan payment cannot be rolled over to a Roth IRA, a SIMPLE IRA, or a Coverdell Education Savings Account because these are not Traditional IRAs.
- The taxable portion of your payment will be taxed later when you take it out of the Traditional IRA or the eligible employer plan. Depending on the type of plan, the subsequent distribution may be subject to different tax treatment than it would be if you received a taxable distribution from this plan.

If you choose to have a plan payment that is eligible for rollover paid to you, the following will result:

- You will receive only 80% of the taxable amount of the payment, because the plan administrator is required to withhold 20% of that amount and send it to the IRS as income tax withholding to be credited against your taxes.
- The taxable amount of your payment will be taxed in the current year unless you roll it over later. Under limited circumstances, you may be able to use special tax rules that could reduce the tax you owe. However, if you receive the payment before age 59½, you also may have to pay an additional 10% tax.
- You can roll over the payment by paying it to your Traditional IRA or to an eligible employer plan that accepts your rollover within 60 days after you receive the payment. The amount rolled over will not be taxed until you take it out of the Traditional IRA, or the eligible employer plan.
- If you want to roll over 100% of the payment to a Traditional IRA or another eligible employer plan, *you must find other money to replace the 20% of the taxable portion that was withheld.* If you roll over only the 80% that you received, you will be taxed on the 20% that was withheld and that is not rolled over.

**MORE INFORMATION**

**PART 1 — PAYMENTS THAT CAN AND CANNOT BE ROLLED OVER**

Payments from the plan may be "eligible rollover distributions." This means that they can be rolled over to a Traditional IRA or an eligible employer plan that accepts rollovers. Payments from a plan cannot be rolled over to a Roth IRA, a SIMPLE IRA, or a Coverdell Education Savings Account. Your plan administrator should be able to tell you what portion of your payment is an eligible rollover distribution.

**A. AFTER-TAX CONTRIBUTIONS**

If you made after-tax contributions to the plan, these contributions may be rolled into either a Traditional IRA or to certain employer plans that accept rollovers of after-tax contributions. The following rules apply.

**1. Rollover into a Traditional IRA.** You can roll over your after-tax contributions to a Traditional IRA either directly or indirectly. Your plan administrator should be able to tell you how much of your payment is taxable and how much is after-tax.

If you roll over after-tax contributions to a Traditional IRA, it is your responsibility to keep track of, and report to the IRS on the applicable forms, the amount of these after-tax contributions. This will enable the nontaxable amount of any future distributions from the Traditional IRA to be determined.

Once you roll over your after tax contributions to a Traditional IRA, those amounts CANNOT later be rolled over to an employer plan.

2. **Rollover into an Employer Plan.** You can roll over after-tax contributions from a tax-sheltered annuity described under Section 403(b) of the Code to another eligible employer plan described under Section 401(a), 403(a) or 403(b) of the Code using a direct rollover if the other eligible employer plan provides separate accounting for amounts rolled over, including separate accounting for the after-tax employee contributions and earnings on those contributions. You CANNOT roll over such after-tax contributions to a governmental 457(b) plan. If you want to roll over your after-tax contributions to an employer plan that accepts such rollovers, you cannot have the after-tax contributions paid to you first. You must instruct the plan administrator of this plan to make a direct rollover on your behalf. Also, you cannot first roll over after-tax contributions to a Traditional IRA and then roll over such contributions into an eligible employer plan.

B. The following are types of payments that cannot be rolled over.

PAYMENTS SPREAD OVER LONG PERIODS
You cannot roll over a payment if it is part of a series of equal (or almost equal) payments that are made at least once a year and that will last for:

- your lifetime (or a period measured by your life expectancy), or
- your lifetime and your beneficiary's lifetime (or a period measured by life expectancies), or
- a period of ten years or more.

REQUIRED MINIMUM PAYMENTS
Beginning when you reach age 70½ or retire, whichever is later, a certain portion of your payment cannot be rolled over because it is a "required minimum payment" that must be paid to you. Special rules apply if you own more than 5% of your employer.

HARDSHIP DISTRIBUTIONS
A hardship distribution cannot be rolled over.

DISTRIBUTIONS OF EXCESS CONTRIBUTIONS
A distribution that is made to correct a failed nondiscrimination test or because legal limits on certain contributions were exceeded cannot be rolled over.

LOANS TREATED AS DISTRIBUTIONS
The amount of a plan loan that becomes a taxable deemed distribution because of a default cannot be rolled over. However, a loan offset amount is eligible for rollover, as discussed in Part III below. Ask the plan administrator of this plan if distribution of your loan qualifies for rollover treatment.

The plan administrator of this plan should be able to tell you if your payment includes amounts which cannot be rolled over.

PART II — DIRECT ROLLOVER
A direct rollover is a direct payment of the amount of your plan benefits to a Traditional IRA or an eligible employer plan that will accept it. You can choose a direct rollover of all or any portion of your payment that is an eligible rollover distribution, as described in Section Three, Part I. You are not taxed on any taxable portion of your payment for which you choose a direct rollover until you later take it out of the Traditional IRA or eligible employer plan. In addition, no income tax withholding is required for any portion of your plan benefits for which you choose a direct rollover. This plan might not let you choose a direct rollover if your distributions for the year are less than $200.

A. DIRECT ROLLOVER TO A TRADITIONAL IRA
You can open a Traditional IRA to receive the direct rollover. If you choose to have your payment made directly to a Traditional IRA, contact an IRA sponsor (usually a financial institution) to find out how to have your payment made in a direct rollover to a Traditional IRA at that institution. If you are unsure of how to invest your money, you can temporarily establish a Traditional IRA to receive the payment. However, in choosing a Traditional IRA, you may wish to make sure that the Traditional IRA you choose will allow you to move all or a part of your payment to another Traditional IRA at a later date, without penalties or other limitations. See IRS Publication 590, *Individual Retirement Arrangements*, for more information on Traditional IRAs (including limits on how often you can roll over between IRAs).

B. DIRECT ROLLOVER (CONVERSION) TO A ROTH IRA
For distributions taken after December 31, 2007, you can open a Roth IRA to receive a conversion from your employer's plan if your modified adjusted gross income (MAGI) is not more than $100,000 and you are not married filing a separate income tax return. The amount of the conversion from your employer plan to the Roth IRA will be treated as a distribution for income tax purposes and is includible in your gross income. Beginning in 2010, the $100,000 MAGI limit and the married filing separate tax filing restriction will be eliminated for conversion eligibility. Although the conversion amount is generally included in income, the 10 percent early distribution penalty will not apply, regardless if you qualify for any exceptions to the 10 percent penalty. If you choose to have your payment made directly to a Roth IRA, contact a Roth IRA sponsor (usually a financial institution) to find out how to have your payment made as a conversion to a Roth IRA.

C. DIRECT ROLLOVER TO A PLAN
If you are employed by a new employer that has an eligible employer plan and you want a payment from your previous employer's plan directly rolled over to your new employer's plan, ask the plan administrator of that plan whether it will accept your rollover. An eligible employer plan is not legally required to accept a rollover. Even if your new employer's plan does not accept a rollover, you can choose a direct rollover to a Traditional IRA. If your new employer's plan accepts your rollover, the plan may provide restrictions on the circumstances under which you may later receive a distribution of the rollover amount or may require spousal consent to any subsequent distribution. Check with the plan administrator of the receiving plan before making your decision.

D. DIRECT ROLLOVER OF A SERIES OF PAYMENTS
If you receive a payment that can be rolled over to a Traditional IRA or an eligible employer plan and it is paid in a series of payments for less than ten years, your choice to make or not make a direct rollover of the first payment will apply to all later payments in the series until you change your election. You are free to change your election for any later payment in the series.

PART III — PAYMENT PAID TO YOU
If your payment can be rolled over (see Section Three, Part I) and the payment is made to you in cash, it is subject to 20% federal income tax withholding on the taxable portion (state tax withholding may also apply). The payment is taxed in the year you receive it unless, within 60 days, you roll it over to a Traditional IRA or an eligible employer plan. If you do not roll it over, special tax rules may apply.

A. INCOME TAX WITHHOLDING

1. **Mandatory Withholding**
If any portion of your taxable payment can be rolled over under Section Three, Part I, and you do not elect to make a direct rollover, the plan is required by law to withhold 20% of the taxable amount. This amount is sent to the IRS as income tax withholding. For example, if you can roll over a taxable payment of $10,000, only $8,000 will be paid to you because the plan must withhold $2,000 as income tax. However, when you prepare your income tax return for the year unless you make a rollover within 60 days (see "Sixty-Day Rollover Options" below), you must report the full $10,000 as a payment from the plan. You must report the $2,000 as tax withheld, and it will be credited against any income tax you owe for the year. There will be no income tax withholding if your payments for the year are less than $200.

2. Voluntary Withholding

If any portion of your payment is taxable but cannot be rolled over under Section Three, Part I, the mandatory withholding rules described above do not apply. In this case, you may elect not to have withholding apply to that portion. If you do nothing, an amount will be taken out of this portion of your payment for federal income tax withholding. To elect out of withholding, ask the plan administrator for the election form and related information.

3. Sixty-Day Rollover Option

If you receive a payment that can be rolled over under Section Three, Part I, you can still decide to roll over all or part of it to a Traditional IRA or eligible employer plan. If you decide to roll over, *you must contribute the amount of the payment you received to a Traditional IRA or eligible employer plan within 60 days after you receive the payment.* The portion of your payment that is rolled over will not be taxed until you take it out of the Traditional IRA or eligible employer plan.

4. Sixty-Day Conversion Option

If you receive a payment after December 31, 2007 that can be rolled over under Part I above, you can still decide to convert all or part of it to a Roth IRA. If you choose to convert, *you must contribute the amount of the payment you received to a Roth IRA with 60 days after you receive the payment.* The portion of your payment that is converted will be taxed at the time of conversion, but not subject to the 10 percent early distribution penalty.

You can roll over up to 100% of your payment that can be rolled over under Section Three, Part I, including an amount equal to the 20% of the taxable portion that was withheld. If you choose to roll over 100%, you must find other money within the 60-day period to contribute to the Traditional IRA or the eligible employer plan, to replace the 20% that was withheld. On the other hand, if you roll over only the 80% of the taxable portion that you received, you will be taxed on the 20% that was withheld.

*Example:* The taxable portion of your payment that can be rolled over under Section Three, Part I is $10,000, and you choose to have it paid to you. You will receive $8,000, and $2,000 will be sent to the IRS as income tax withholding. Within 60 days after receiving the $8,000, you may roll over the entire $10,000 to a Traditional IRA or eligible employer plan. To do this, you roll over the $8,000 you received from the plan, and you will have to find $2,000 from other sources (your savings, a loan, etc.). In this case, the entire $10,000 is not taxed until you take it out of the Traditional IRA or an eligible employer plan. If you roll over the entire $10,000, when you file your income tax return you may get a refund of part or all of the $2,000 withheld.

If, on the other hand, you roll over only $8,000, the $2,000 you did not roll over is taxed in the year it was withheld. When you file your income tax return you may get a refund of part of the $2,000 withheld. (However, any refund is likely to be larger if you roll over the entire $10,000.)

B. ADDITIONAL 10% TAX IF YOU ARE UNDER AGE 59½

If you receive a payment before you reach age 59½ and you do not roll it over, then, in addition to the regular income tax, you may have to pay an extra tax equal to 10% of the taxable portion of the payment. The additional 10% tax generally does not apply to (1) payments that are paid after you separate from service with your employer during or after the year you reach age 55, (2) payments that are paid because you retire due to disability, (3) payments that are paid as equal (or almost equal) payments over your life or life expectancy (or your and your beneficiary's lives or life expectancies), (4) payments that are paid directly to the government to satisfy a federal tax levy, (5) payments that are paid to an alternate payee under a qualified domestic relations order, (6) payments that do not exceed the amount of your deductible medical expenses, or (7) payments that are paid to you as a qualified military reservist. See IRS Form 5329 for more information on the additional 10% tax.

The additional 10 percent tax will not apply to distributions from a governmental 457(b) plan, except to the extent the distribution is attributable to an amount you rolled over to that plan (adjusted for investment returns) from another type of eligible employer plan or IRA. Any amount rolled over from a governmental 457(b) plan to another type of eligible employer plan or to a Traditional IRA will become subject to the additional 10 percent tax if it is distributed to you before you reach age 59½, unless one of the exceptions applies.

C. DISTRIBUTIONS FROM GOVERNMENTAL RETIREMENT PLANS FOR HEALTH AND LONG-TERM CARE INSURANCE FOR PUBLIC SAFETY OFFICERS

If your employer is a governmental entity and you are a public safety officer who, by reason of disability or attainment of normal retirement age has separated from service from your employer, you may take tax-free distributions of up to $3,000 annually after December 31, 2006, to pay for qualified health insurance premiums. The health insurance premiums must be deducted from amounts distributed from the plan and paid directly to the insurer. Qualified health insurance premiums include premiums for accident or health insurance or qualified long-term care insurance contracts covering you, your spouse, or your dependents.

D. REPAYMENT OF PLAN LOANS

If your employment ends and you have an outstanding loan from the plan, your employer may reduce (or "offset") your balance in the plan by the amount of the loan you have not repaid. The amount of your loan offset is treated as a distribution to you at the time of the offset and will be taxed unless you roll over an amount equal to the amount of your loan offset to another qualified employer plan or a Traditional IRA within 60 days of the date of the offset. If the amount of your loan offset is the only amount you receive or are treated as having received, no amount will be withheld from it. If you receive other payments of cash or property from the plan, the 20 percent withholding amount will be based on the entire taxable amount paid to you, including the amount of the loan offset. The amount withheld will be limited to the amount of other cash or property paid to you (other than any employer securities). The amount of a defaulted plan loan that is a taxable deemed distribution cannot be rolled over.

PART IV — SURVIVING SPOUSES, ALTERNATE PAYEES, AND OTHER BENEFICIARIES

In general, the rules summarized above that apply to payments to employees also apply to payments to surviving spouses of employees and to spouses or former spouses who are "alternate payees." You are an alternate payee if your interest in the plan results from a "qualified domestic relations order," which is an order issued by a court, usually in connection with a divorce or legal separation.

If you are a surviving spouse, or an alternate payee, you may choose to have a payment that can be rolled over, as described in Section Three, Part I, paid in a direct rollover to a Traditional IRA or to an eligible employer plan, or paid to you. If you have the payment paid to you, you can keep it or roll it over yourself to a Traditional IRA or to an eligible employer plan. Thus you have the same choices as the employee.

If you are a beneficiary other than the surviving spouse or an alternate payee, you may choose to directly roll over the payment to an inherited Traditional IRA, or have the payment paid to you. If you have the payment paid to you, you cannot roll it over to an inherited IRA.

If you are a surviving spouse, an alternate payee, or another beneficiary, your payment is generally not subject to the additional 10% tax described in Section Three, Part III, even if you are younger than age 59½.

## SECTION FOUR — ROTH ELECTIVE DEFERRALS

This section explains the distribution options available to you and your beneficiaries with respect to the portion of your plan that represents Roth elective deferrals and their earnings. In addition, this section will explain the tax implications of distributions and rollovers, and contains important information you will need before you decide how to receive the portion of your plan that represents Roth elective deferrals. Unless otherwise stated below, the provisions of Section Two and Section Three apply (e.g., income tax withholding).

### PART I — PAYMENT OPTIONS

You and/or your beneficiaries, plan permitting, have the same payment options as described in Section One and Section Two available to you with respect to your Roth elective deferrals. See your Summary Plan Description for additional details relating to distribution options. Note, however, that Roth elective deferrals and the earnings attributable to them may not be rolled over to a Traditional IRA. These types of assets may only be rolled over to a Roth IRA or a designated Roth account of another employer plan that accepts direct rollovers of these types of assets. A nonspouse beneficiary may directly roll over Roth elective deferrals and the earnings attributable to them to an inherited Roth IRA.

### PART II — TAXATION OF DISTRIBUTIONS

Roth elective deferrals and their earnings are distributed tax-free to you if the distribution is considered a qualified distribution. A qualified distribution is a distribution that is made after you have satisfied a five-taxable-year period, *and* is

- made after you have attained age 59½,
- made to your beneficiaries after your death, or
- made to you after you become disabled.

The five-taxable-year period begins on the first day of the taxable year for which you first had designated Roth elective deferrals made to the plan and ends when five consecutive taxable years have passed. If a direct rollover is made from a designated Roth account under another plan, your five-taxable-year period begins on the first day of your taxable year for which you first had designated Roth contributions made to the other plan, if earlier. Your plan administrator is responsible for tracking the five-year period for the designated Roth contribution portion of your account.

If you or your beneficiaries take a distribution before satisfying the requirements for a qualified distribution, listed above, the distribution will be a nonqualified distribution and you must include the portion of the distribution attributable to earnings in your income. The portion attributable to the basis (amount contributed as deferrals) is excluded from your income.

All distributions from a designated Roth account, whether qualified or nonqualified, consist of a pro rata portion of Roth basis and earnings. The amount of the distribution attributable to basis is determined by applying to the distribution the ratio of the amount of deferrals as compared to the total value of the Roth elective deferrals and earnings. For example, if you have $9,400 of basis and $600 in earnings and you take a $5,000 distribution, you will receive $4,700 in basis and $300 in earnings ($9,400/$10,000 x $5,000 = return of basis). Your plan administrator is responsible for calculating the amount of the basis and earnings for each distribution and reporting them to you, upon your request.

### PART III — ROLLOVER OPTIONS

If you receive an eligible rollover distribution (as defined in Section Three) from your designated Roth contribution account, you have the option to roll it over to either a Roth IRA or another designated Roth account under an eligible plan.

**A. ROLLOVER TO ANOTHER DESIGNATED ROTH ACCOUNT**

You, or your spouse beneficiary upon your death, may directly roll over a qualified or nonqualified distribution to a designated Roth account under another similar plan that is eligible and willing to receive the rollover. For example, if the distribution is from a designated Roth contribution account under a 403(b) plan, it may be directly rolled to a designated Roth contribution account under another 403(b) plan. If a nonqualified distribution is payable to you, the nontaxable portion may not be rolled to another designated Roth account. If a direct rollover is made from a designated Roth account under another plan, your five-taxable-year period in the receiving plan begins on the first day of your taxable year for which you first had designated Roth contributions made to the other plan, if earlier.

**B. ROLLOVER TO A ROTH IRA**

You, or your spouse beneficiary upon your death, may roll over a qualified or nonqualified distribution to a Roth IRA. This rollover may be done directly from the plan to the Roth IRA, or you may roll it over within 60 days of receiving the distribution from the plan. Upon completion of the rollover to a Roth IRA, these amounts are subject to the Roth IRA rules. The period that the rolled-over funds were in the designated Roth account does not count towards the five-taxable-year period for determining qualified distributions from a Roth IRA. Once you have satisfied the requirements for a qualified distribution from a Roth IRA, the distribution from the Roth IRA will be tax-free.

A nonspouse beneficiary may directly roll over Roth elective deferrals and the earnings attributable to them to an inherited Roth IRA. The Roth IRA must be maintained as an inherited Roth IRA, subject to the beneficiary distribution requirements (i.e., you may not roll these assets to your own Roth IRA.)

**HOW TO OBTAIN ADDITIONAL INFORMATION**

This notice summarizes only the federal (not state or local) tax rules that might apply to your payment. The rules described above are complex and contain many conditions and exceptions that are not included in this notice. Therefore, you may want to consult with the Plan Administrator or a professional tax advisor before you take a payment of your benefits from your Plan. Also, you can find more specific information on the tax treatment of payments from 403(b) plans and qualified employer in IRS Publication 575, *Pension and Annuity Income*, and IRS Publication 590, *Individual Retirement Arrangements*. These publications are available from your local IRS office, on the IRS's Internet Web Site at www.irs.gov, or by calling 1-800 TAX-FORM.